July 6, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  The James Advantage Funds (the “Trust”), File No. 811-8411

The James Balanced: Golden Rainbow Fund
The James Small Cap Fund
The James Micro Cap Fund
The James Mid Cap Fund
The James Long-Short Fund
The James Aggressive Allocation Fund

Investment Company Act of 1940 – Rule 17g-1(g)
Bonding of Officers and Employees

To Whom It May Concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”) enclosed herewith please find the following documents:

1.	A copy of the single insured financial institution bond (the “Bond”) in favor of the Trust, including a copy of bond changes;

2.	A copy of the Joint Fidelity Bond Agreement; and

3.
A copy of the resolutions adopted by the members of the Board of Trustees of the Trust (including a majority of Trustees who are not “interested persons” of the Trust as defined in the 1940 Act) approving the form, amount, type and coverage of the Bond.

The term of the Bond is June 26, 2017 through June 26, 2018, and the premium for the Bond has been paid through June 26, 2018.

Please call me at (720) 917-0992 if you have any questions.

Sincerely,

/s/ Andrea Kuchli
Andrea Kuchli
Assistant Secretary

Enclosures